UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41588

CUSIP Number: 50172T103

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

LA ROSA HOLDINGS CORP.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1420 Celebration Blvd., 2nd Floor
Address of Principal Executive Office (Street and Number)

Celebration, Florida 34747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

La Rosa Holdings, Corp. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 (the “Form 10-Q”), within the prescribed time period due to delays in compiling information required to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”), including information relating to the preparation and audit of its financial statements. As a result of the delay in filing the Form 10-K, the Company will be delayed in filing its Form 10-Q. The Company intends to file the Form 10-Q as soon as practicable after the completion of the Company’s financial statements and disclosures review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph La Rosa	321	250-1799
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the period ended December 31, 2025 has not been filed as of the date of this notification.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the following significant change in results of operations from the corresponding period for the last fiscal year, primarily due to the sale of membership interests in Horeb Kissimmee Realty LLC on February 4, 2026, resulting in (i) a decrease in revenue based on prior year performance of approximately $1.8 million in revenue, and (ii) decrease of cost of sales by approximately $1.65 million due to a decrease in gross margin of approximately $0.18 million. The Company is still completing its financial statement close process for the Form 10-Q given the reasons noted in Part III above. For this reason, at this time the Company is unable to determine if there will be a material change to the results of operations and net income (loss) for the quarter ended March 31, 2026.

Caution Concerning Forward-Looking Statements

This filing contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “intends,” “expect,” “will,” and “anticipates,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectation of the timing of the filing the Form 10-Q and the Form 10-K with the SEC. Forward-looking statements are based on management’s current expectations based on information currently available to the Company. Forward-looking statements are subject to significant known and unknown risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. Any forward-looking statements made by the Company herein speak as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

La Rosa Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By	/s/ Joseph La Rosa
	Name:	Joseph La Rosa
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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